

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Nelson Grist
Chief Executive Officer
Perk International, Inc.
2375 East Camelback Rd., Suite 600
Phoenix, AZ 85016

Re: Perk International, Inc.
Amendment No. 5 to Registration Statement on Form 10-12G
Filed January 20, 2021
File No. 000-56184

Dear Mr. Grist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G filed January 20, 2021

Business
Corporate History, page 1

1. We note your revised disclosures in response to our prior comment 1, and re-issue our comment in part. Please revise your disclosure to clarify what "three hemp seed derived food products" you are referring to on page 1. Further, as requested in prior comment 1, please revise your disclosure to explain any uncertainty concerning the FDA's GRAS designation as it relates to these hemp seed products.

Risk Factors
Risks Related to our Business
U.S. Federal and foreign regulation . . ., page 5

2.   We note your amended disclosure and partially re-issue our prior comment 2. As requested in prior comment 2, please amend your Business disclosure to include a detailed description of the current legal status of hemp based products, including hemp-derived CBD products and oils, some of which you previously disclosed but recently deleted. Please also revise your Business disclosure to address your need for any government approval related to your CBD and CBD-derived products. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

General

3.   Your Form 10 registration statement under Section 12(g) became automatically effective 60 days after it was filed. You are delinquent in meeting the requirement to file your Forms 10-Q for the periods ended August 31, 2020 and November 30, 2020. Please file these Forms 10-Q.

4.   We note your revised disclosures in response to our prior comment 4, and that Barton Hollow, LLC "no longer has a role with [your] Company." We re-issue our comment, as you have not clarified whether Barton Hollow, LLC is your custodian. In this regard, we note that there are conflicting disclosures about the current status of Barton Hollow, LLC's custodianship throughout your filing, including the following:

- Your disclosure in Note 5 to your financial statements suggests Barton Hollow, LLC is no longer your custodian, given you state that the note is in default. If the note is in default for reasons other than the dismissal of the custodianship, please revise to state as much.

- The case information filed as Exhibit 3.6 appears to represent a case docket and does not offer proof of dismissal of custodianship.

If Barton Hollow, LLC continues to act as your custodian, please revise your registration statement to affirmatively state as much and disclose any material terms governing the court's awarding of custodianship and clarify the control that is afforded to Barton Hollow, LLC as a court-appointed custodian, especially with regard to corporate actions that require stockholder approval. To the extent Barton Hollow, LLC is no longer your custodian, please file as an exhibit documentation from the District Court of Clark County showing that Barton Hollow, LLC has been discharged as custodian of your company and revise your disclosure to disclose as much.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Donnell Suares